

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 29, 2016

<u>Via E-mail</u>
David Freidenberg
Chief Executive Officer
POMM Inc.
985 Citadel Drive Northeast, Suite A
Atlanta, GA 30324

> **Re: POMM Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed March 15, 2016**
> **File No. 024-10520**

Dear Mr. Freidenberg:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Part I</u>

<u>Item 2. Issuer Eligibility</u>

1.   We note your revised disclosure in Item 1 of Part 1 and throughout your offering statement that your principal executive offices are located in Atlanta, Georgia. We also note that your activities and employees are "directed or supervised" from this Atlanta office, as disclosed on pages 1, 21, 33, and 34. The use of the word "or" suggests that you may only provide supervision from your Atlanta office. Please revise or advise us as to how your revised disclosure demonstrates that your principal place of business is in the United States or Canada, as required by Rule 251(b). For guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 182.03, available on our website.

Additionally, we note that the table on page 20 of your offering statement suggests that the first two priorities for the proceeds of your best efforts offering are "[m]anufacturing costs" and "[e]ngineering design and development," which combine to account for 89% of the maximum net proceeds. We also note your disclosures on page 21 that your Israeli subsidiary is your "R & D division" and on page 9 that you intend to contract with manufacturers in China to produce your products. Please clarify whether you or your Israeli subsidiary will contract with manufacturers in China and conduct the "[e]ngineering design and development." If the latter, please tell us why an offering in which 89% of the proceeds raised will be used to fund the operations of an affiliated company that is ineligible under Rule 251(b) is permissible under Regulation A.

Part III

Signatures

2.   Please revise your Signatures page to indicate who is signing your offering statement as the principal accounting officer. See Instruction 1 to Signatures for Form 1-A. Also, please reconcile your Chief Financial Officer's name as indicated on this page with the name indicated on page 45.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Sunny J. Barkats